Meiwu Technology Company Limited

Unit 304-3, No. 19, Wanghai Road, Siming District

Xiamen, Fujian, People’s Republic of China, 361000

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C., 20549

Attention:	Nicholas O’Leary Margaret Sawicki

February 20, 2026

Re:	Meiwu Technology Company Limited
Registration Statement on Form F-3, as amended, (File No. 333-292111)
Initially Filed on December 12, 2025

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Meiwu Technology Company Limited (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:30 p.m., Eastern Time, on February 24, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Zhichao Yang
Name:	Zhichao Yang
Title:	Chief Executive Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC